FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this "Report") as Exhibit 99.1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of Performance Shipping Inc. (the "Company"), which was mailed to shareholders of the Company on or around February 3, 2022.

Attached to this Report as Exhibit 99.2 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around February 3, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: February 7, 2022	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1
February 3, 2022
TO THE SHAREHOLDERS OF PERFORMANCE SHIPPING INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of Performance Shipping Inc. (the “Company”) which will be held on February 28, 2022 at 1:00 p.m. Local Time at 373 Syngrou Avenue, Palaio Faliro 175 64, Athens, Greece.
At the Meeting, holders of shares of the Company’s common stock (the “Shareholders”) will consider and vote upon the following proposals:
1.
To elect two Class III Directors to serve until the 2025 Annual Meeting of Shareholders and one Class I director to serve for a one-year term until the 2023 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022 (“Proposal Two”); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT FEBRUARY 3, 2022, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours, Andreas Michalopoulos Chief Executive Officer

373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (216) 6002-400, Fax: + (30) (216) 6002-599
e-mail: ir@pshipping.com – www.pshipping.com

PERFORMANCE SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
February 3, 2022
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the “Shareholders”) of Performance Shipping Inc. (the “Company”) will be held on February 28, 2022 at 1:00 p.m. Local Time at 373 Syngrou Avenue, 17564 Palaio Faliro, Athens, Greece (the “Meeting”). The Meeting will be held for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect two Class III Directors to serve until the 2025 Annual Meeting of Shareholders and one Class I Director to serve until the 2023 Annual Meeting of Shareholders;
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022; and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on January 25, 2022 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Shareholders will need to provide the control number included in the Notice or on the proxy card in order to be able to participate in the Meeting.
If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS Andreas Michalopoulos Secretary

February 3, 2022
Athens, Greece

PERFORMANCE SHIPPING INC.
373 SYNGROU AVENUE
175 64 PALAIO FALIRO
ATHENS GREECE
_________________________________
PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 28, 2022
_________________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Performance Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the annual meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held on February 28, 2022 at 1:00 p.m. Local Time at 373 Syngrou Avenue, 17564 Palaio Faliro, Athens, Greece, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of January 25, 2022.
VOTING RIGHTS AND OUTSTANDING SHARES
On January 25, 2022 (the “Record Date”), the Company had outstanding 5,082,726 shares of common stock, par value $0.01 per share (the “Common Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one (1) vote for each Common Share then held. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PSHG.”
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
Following the Meeting, the Board of Directors will be comprised of five members, divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each class of directors serves for a three-year term and until their successors are elected and have qualified. Accordingly, the Board has nominated Alex Papageorgiou and Mihalis Boutaris, each as a Class III director, for election as directors whose term would expire at the Company’s 2025 annual meeting of shareholders and Loïsa Ranunkel, as a Class I director, for election as a director whose term would expire at the Company’s 2023 annual meeting of shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Alex Papageorgiou	49	Class III Director
Mihalis Boutaris	47	Class III Director
Loïsa Ranunkel	44	Class I Director

Alex Papageorgiou is expected to serve as an independent Director and as the Chairman of our Audit Committee effective as of the 2022 annual meeting of shareholders. Mr. Papageorgiou has over 25 years of experience in banking, capital markets, real estate, and shipping. Mr. Papageorgiou previously served as the Chief Executive Officer of Hystead Limited, a retail real estate company with over Euro 750 million in shopping mall assets located throughout Southeast Europe. He was also the founder and Chief Executive Officer of Assos Capital Limited, a real estate private equity firm focused on real estate in Southeast Europe, as well as Assos Property Management EOOD a leading retail focused on property management company in Bulgaria. He served as a Director of Seanergy Maritime Corp. (now Seanergy Maritime Holdings Corp.) from December 2008 to November 2009. From 2007 to 2008, he served as a non-executive Director at First Business Bank in Athens, Greece. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Mr. Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc. where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Mr. Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where he was responsible for Portfolio Product sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Mr. Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, Great Britain and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.
Mihalis Boutaris is expected to serve as an independent Director of the Company effective as of the 2022 annual meeting of shareholders. He is also expected to serve as a member of our Audit Committee and as a member of our Compensation Committee. Mr. Boutaris currently acts as an advisor to NCSR “Demokritos” and is an independent non-executive Director to the Board of Yalco, a public company listed in the Athens Stock Exchange. Mr. Boutaris serves as the Co-Founder and Vice-President of Kir-Yianni, a 5th-generation Greek winery, and has worked in the wine industry of Greece, France, Chile, California, and China. Mr. Boutaris established XiYuan, a Chinese vineyard based in Shanghai, producing premium wine and a sustainable distribution network for Greek wines in the Asia Pacific region. Out of his passion for innovation he has launched Athroa, a venture studio bringing to market deep-tech inventions including a novel eco-friendly biopesticide, a small hydro-electric power plant, and the first concentrated solar power plant in Greece. Mr. Boutaris began his independent career as a management consultant at the Boston Consulting Group from March 2006 to September 2007. He graduated with a bachelor’s degree from Harvard University in philosophy and holds an M.Sc. in horticulture from the University of California. He served in the Greek Marine Corps and co-founded Arcturos, a prominent wildlife NGO.
Loïsa Ranunkel is expected to serve as an independent Director and as the Chairman of our Compensation Committee effective as of the 2022 annual meeting of shareholders. Ms. Ranunkel is an experienced insurance broker specialized in Trade Credit and Political Risks. Since 2018, she was involved in overseeing the creation and the development of the Political Risks Insurance (PRI) department at AU Group in Paris, a historical and world leading broker specializing in securing and financing trade receivables. From 2014 to 2018, she worked as a certified Political and Trade Credit Risks Insurance Broker in Greece with clients based in Greece and abroad, focusing on the construction industry, defense industry, renewable energies, and shipbuilding. Ms. Ranunkel began her career in the PRI market in 2006, when she was appointed manager of the Alcatel-Lucent global Political and Commercial Risks program. Before entering the PRI market, she worked at HSBC Investment Bank as an information and communication expert and spent six years as a business development officer at Egis Group -BDPA, a consulting firm specializing in international development assistance. Ms. Ranunkel holds an MBA from the IAE – Paris Sorbonne.
Audit Committee. The Company’s Board has established an Audit Committee, composed of two independent members of its board of directors, who are responsible for reviewing the Company’s accounting controls, recommending to the board of directors the engagement of its external auditors and pre-approving audit and audit-related services and fees. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. If elected, Mr. Alex Papageorgiou is expected to serve as Chairman of the Audit Committee and Mr. Mihalis Boutaris is expected to serve as a member. The Company believes that Mr. Papageorgiou qualifies as an “audit committee financial expert,” as such term is defined under Securities and Exchange Commission rules.
Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Directors Andreas Michalopoulos Secretary

February 3, 2022
Athens, Greece

Exhibit 99.2

PERFORMANCE
Shipping Inc.

COMPUTERSHARE
ATTN: KERRI SHENKIN
480 WASHINGTON BOULEVARD
29TH FLOOR
JERSEY CITY, NJ 07310

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D67219-Z81900 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PERFORMANCE SHIPPING INC.

The Board of Directors recommends you vote FOR the following:

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Alex Papageorgiou (Class III Director)
02) Mihalis Boutaris (Class III Director)
03) Loisa Ranunkel (Class I Director)

The Board of Directors recommends you vote FOR proposal 2:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D67220-Z81900

PERFORMANCE SHIPPING INC.
Annual Meeting of Shareholders
February 28, 2022 1:00 p.m. Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the Annual Meeting of Shareholders as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of PERFORMANCE SHIPPING INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, at 1:00 p.m. Local Time on February 28, 2022 and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side